SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2004

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from __________ to __________

Commission file number ___________________________

            A.      Full title of the plan and address of the plan, if different from that of the issuer named below:

Eaton Personal Investment Plan

            B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
EATON PERSONAL INVESTMENT PLAN

Date: June 29, 2005	By:	Eaton Corporation Pension Administration Committee

	By:	/s/ B. K. Rawot B. K. Rawot Vice President and Controller Eaton Corporation

Audited Financial Statements and Supplemental Information

Eaton Personal Investment Plan

December 31, 2004 and 2003 and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Eaton Personal Investment Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Pension Administration Committee and the

Pension Investment Committee–Eaton Corporation

We have audited the accompanying statements of net assets available for benefits of the Eaton Personal Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 and schedule of reportable transactions for the year ended December 31, 2004, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Cleveland, Ohio
June 29, 2005

Eaton Personal Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments at fair value:
Plan interest in Eaton Employee Savings Trust	$81,004,285	$73,954,356
Participant notes receivable	2,707,957	2,423,568

Total investments	$83,712,242	76,377,924

Receivables:
Contributions:
Employer	5,785	5,814
Participants	85,979	71,063
Interest	2,988	2,142

Total receivables	94,752	79,019

Net assets available for benefits	$83,806,994	$76,456,943

See notes to financial statements.

Eaton Personal Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income:
Plan interest in Eaton Employee Savings Trust investment gain	$8,612,155
Interest	148,220

Total investment income	8,760,375

Contributions:
Participants	5,768,179
Employer	344,612
Rollovers	130,214

Total contributions	6,243,005
Transfer from other plan	274,670

Total additions	15,278,050

Deductions
Benefits paid to participants	7,826,095
Administrative expenses	30,009

7,856,104

Transfer to other plans	71,895

Total deductions	7,927,999

Net increase	7,350,051
Net assets available for benefits at beginning of year	76,456,943

Net assets available for benefits at end of year	$83,806,994

See notes to financial statements.

Eaton Personal Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003 and
Year Ended December 31, 2004

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Eaton Personal Investment Plan (the Plan) have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

Effective January 3, 2002, trustee responsibilities for the Plan were transferred from Key Trust Company of Ohio, N.A., to Fidelity Management Trust Company, and the Plan’s investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Savings Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

The investments of the Plan, except for the Eaton Stable Value Fund in the Master Trust, are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies. The investment contracts within the Eaton Stable Value Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results are not expected to differ from these estimates.

Eaton Personal Investment Plan

Notes to Financial Statements (continued)

2. Description of the Plan

Effective July 1, 1996, Eaton Corporation (the Company or Plan Sponsor) established the Plan. On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code. Effective January 1, 2002, the Plan was amended and restated and renamed the Eaton Personal Investment Plan.

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; IBEW, AFL-CIO, Local 1833, Horseheads, New York; IAMAW Local 1165, Lincoln, Illinois; UAW Local 1609, Winamac, Indiana; IAMAW Local 725, Los Angeles, California; IAM Local 70, Hutchinson, Kansas; UPIU Local 7967, Cleveland, Ohio; UAW Local 1966 and UAW Local 475, Jackson, Michigan, IUE Local 792, Jackson, Mississippi, IAMAW Local 2528, Hohenwald, Tennessee, PACE – Local 7433, Saginaw, Michigan, and UAW Local 1404, Columbia City, Indiana will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

Eaton Personal Investment Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Eligible employees may elect to make before-tax or after-tax contributions from 1% to 17% of their compensation. For certain locations, the maximum employee contributions are 30% and eligible employees may receive a Company matching contribution of 50% up to 6% of their compensation, depending on the location. Eligible employees are 100% vested, subject to certain provisions as defined by each location. All contributions are allocated by the employee among the investment funds offered by the Plan. Effective May 1, 2003, catch-up contributions were permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation, as prescribed by the Internal Revenue code.

Effective with the transfer of net assets related to certain locations which participated in the Aeroquip-Vickers Savings and Profit Sharing Plan (Aeroquip Plan) to the Plan on April 1, 2002, 25% of the Aeroquip-Vickers, Inc. profit sharing contribution made under the Aeroquip Plan was invested and held in the Eaton Common Shares Fund. Employees may elect to transfer the account balances related to these profit-sharing contributions to other investment funds offered by the Plan, in gradual phases, such that as of January 1, 2005, the entire account balance related to such profit-sharing contributions will be eligible to be transferred.

Each participant’s account is credited with the participant’s contributions, employer matching contributions, if applicable, and allocations of the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rates as determined daily by the trustee. Principal and interest are paid through payroll deductions.

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2005 on behalf of the Plan.

Eaton Personal Investment Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Company may amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.

3. Investments

Effective January 3, 2002, Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

A summary of the investments of the Master Trust is as follows:

	December 31
	2004	2003
Registered investment companies	$1,094,819,401	$1,057,070,016
Eaton common shares	762,087,126	564,210,052
Guaranteed investment contracts	124,947,892	28,781,299
Common collective trusts	115,012,357	115,889,482
U.S. government securities	105,110,762	125,329,900
Corporate debt instruments	57,353,396	49,023,353
Interest-bearing cash	41,114,942	33,503,543
Pooled separate accounts	420,748	411,641

Total investments	$2,300,866,624	$1,974,219,286

The Plan had a 3.5% and 3.8% interest in the investments of the Master Trust as of December 31, 2004 and 2003, respectively.

Eaton Personal Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income allocated to the participating plans for the year ended December 31, 2004 is as follows:

Interest and dividend income	$39,415,560
Net appreciation in fair value of investments:
Eaton Common Shares Fund	195,867,395
Registered investment companies	94,173,014
Eaton Fixed Income Fund	2,425,642

$331,881,611

At December 31, 2004, the Eaton Fixed Income Fund was comprised of U.S. government securities (58%), corporate debt instruments (32%), interest-bearing cash (9%), and pooled separate accounts (1%).

The Eaton Common Shares Fund, which includes the Eaton common shares and a portion of the interest-bearing cash, contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contained balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the Plan are as follows:

	December 31
	2004	2003
Net assets:
Investment in Eaton Common Shares Fund	$13,505,467	$9,454,384
Contribution and loan repayment receivable	13,538	9,288
	$13,519,005	$9,463,672

Eaton Personal Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Year Ended
December 31,
2004
Changes in net assets:
Contributions	$702,547
Net investment gain from the Eaton Common Shares Fund	3,541,702
Net transfers to participant-directed funds	1,082,419
Distributions to participants	(1,029,754)
Loan withdrawal	(235,296)
Administrative expenses	(6,286)

Net increase	$4,055,332

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions With Parties in Interest

Party-in-interest transactions include the investments in the common stock of Eaton, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2004, the Master Trust received $11,120,674 in common stock dividends from the Company.

Eaton Personal Investment Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Eaton Personal Investment Plan

EIN: 34-0196300 Plan Number: 162

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2004

Description of Investment
Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Lessor or Similar Party	Par or Maturity Value	Value
*Participant notes receivable	5%-10.5%, various maturity dates	$ 2,707,957

*Indicates party in interest to the Plan.